Exhibit 99.5

MAG Silver Corp.	August 11, 2017
For Immediate Release	NR#17-06

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX and NYSE AMERICAN: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2017. For details of the June 30, 2017 unaudited Financial Statements and Management's Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in thousands of United States dollars (“US$”) unless otherwise specified.

2017 SECOND QUARTER HIGHLIGHTS

•	Fresnillo plc (“Fresnillo) and the Company are considering alternate mine plans and other project enhancements to maximize the value of both the Bonanza Zone and the new Deep Zone.

•	Processing plant nameplate capacity expected to be increased from 2,650 tonnes per day to 4,000 tonnes per day.

•	Intensified underground development started to allow for the planned increase in mining rate and processing capacity.

•	Permitting based on the upgraded design has already commenced according to the operator, Fresnillo.

•	Sinking an internal shaft (or winze) being considered to access the deeper zone sooner.

•	New resource estimate and the design upgrades to be incorporated into a revised mine plan and a new MAG technical report (third quarter of 2017).

•	Independent feasibility study to be prepared by Minera Juanicipio by year end.

•	Formal Minera Juanicipio and respective Joint Venture partner Board approvals expected shortly thereafter.

•	2017 Minera Juanicipio 20,000 metre exploration drill program commenced in July.

•	Company remains well funded (cash and cash equivalents totaling $125,011 as at June 30, 2017).

George Paspalas, President and CEO, commented, “The Juanicipio project has grown dramatically in scope since our last PEA and this has prompted several positive design changes that we're working on with our JV partner Fresnillo. This is the time to get it right, before we embark on significant capital spend. We have intensified underground development to enable higher mining rates to be achieved from the outset of the project. We are bringing the project development up to feasibility level, and we will continue our core strength area of exploration on the property, with drilling aimed for further expansion of the deep zone and testing some other regional targets away from the current discoveries.”

Underground Development – Juanicipio Property

Development to date has focused primarily on advancing the ramp decline to the main Valdecañas Vein on the property, in accordance with the recommendations in the 2014 Juanicipio Technical Report (see Press Release dated May 27, 2014). The ramp reached the uppermost reaches of the Valdecañas Vein in December 2016 and footwall development has now commenced. The ramp and ancillary passage development advance rate remains at or exceeds the levels envisioned in the 2014 Juanicipio Technical Report (115 metres per month).  Ramp-related surface installations, offices and associated infrastructure have been completed, and construction of additional ventilation raises is on-going.

An engineering review of the impact of significant ongoing drill results coming from the Deep Zone is currently underway with an objective of determining which aspects of the Bonanza Zone development should be modified to accommodate possible future production from this expanding zone. As a new, larger resource estimate incorporating additional drilling is expected to be incorporated into the mine plan, Fresnillo and the Company have been considering alternate mine plans and enhancements to the development of the Juanicipio Project different from what is set out in the 2014 Juanicipio Technical Report. Considerations include increasing the processing plant nameplate capacity from 2,650 tonnes per day to 4,000 tonnes per day, expanding underground workings to handle increased waste-rock production and sinking an internal shaft (or winze) to access the Deep Zone sooner. Underground development was therefore intensified in the second quarter of 2017 to allow for this planned increase in processing capacity. Additional development contractors have been engaged by Fresnillo and a twinning of the access decline is advancing rapidly with the intent of providing expanded ore and waste hauling capacity. Fresnillo has also indicated that permitting based on the upgraded design has commenced and that permits are expected to be approved prior to year end.

Exploration – Juanicipio Property

Assays from 13 new exploration and infill drill holes from the Deep Zone were released in the first quarter of 2017 (see Press Release February 14, 2017), which along with previously announced results from 14 earlier holes (27 holes total) (see Press Releases April 23, 2015 and August 15, 2016) have:

•	confirmed that mineralization extends below the Valdecañas Bonanza Zone mineralization in both the East and West Veins;
•	revealed a substantial widening of this deeper mineralization into a well-defined dilatant zone under both veins;
•	improved definition of the new ‘Anticipada Vein’; and
•	combined to indicate that a major ore-fluid input point underlies the Overlap Zone between the East and West veins.

Outlook

Minera Juanicipio

An independent feasibility study (“FS”) has been commissioned by Minera Juanicipio to determine pre-construction optimization of the expanded mine design and the FS is expected to be completed by the end of the 2017. Upon completion, Minera Juanicipio is expected to present the FS to both its Board and the respective Joint Venture partner Boards for formal development approval in early 2018. Fresnillo has advised that with the anticipated changes in design scope, Juanicipio is now expected to be in production by the first half of 2020.

On its own behalf, MAG is preparing an updated technical report expected in the third quarter of 2017, which will incorporate the new resource estimate and the expected design upgrades in the mine plan.

On the exploration front, the Technical Committee approved a 20,000-metre exploration drill program for the Juanicipio Property to test various targets within the property boundaries. Dr. Peter Megaw, the Company’s Chief Exploration Officer, and the MAG exploration team have been involved with Fresnillo in selecting drill targets for this program. Drilling commenced in July.

FINANCIAL RESULTS – THREE AND SIX MONTHS ENDED JUNE 30, 2017

As at June 30, 2017, the Company had working capital of $126,809 (June 30, 2016: $141,291) including cash and cash equivalents of $125,011 (June 30, 2016: $140,858 cash and term deposits). The Company has no debt and has sufficient working capital to maintain all of its properties and execute currently planned programs for a period in excess of the next year. The Company makes cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the three and six months ended June 30, 2017, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $6,466 and $10,844 respectively (June 30, 2016: $2,119 and $5,153 respectively).

The Company's net loss for the three and six months ended June 30, 2017 was $1,322 and $1,634 respectively (June 30, 2016: $2,227 and $3,524 respectively) or $0.02/share and $0.02/share respectively (June 30, 2016: $0.03/share and $0.05/share respectively).

Share based payment expense incurred in the three and six months ended June 30, 2017 amounted to $1,170 and $1,537 respectively (June 30, 2016: $1,193 and $1,772 respectively). The Company granted no stock options, RSUs or PSUs in the period ended June 30, 2017 (June 30, 2016: nil) but recorded share based payment expense relating to stock options vesting to employees in the period. In the six months ended June 30, 2017, share based payment expense was also recorded on 66,325 DSUs (June 30, 2016: 63,287) granted under the Company’s DSU plan and an additional 5,940 DSUs (June 30, 2016: 5,405) granted to directors who elected to receive their retainer and meeting fees for the period in DSUs rather than in cash.

In the three and six months ended June 30, 2017, the Company recorded a 44% equity income from its Investment in Associate of $404 and $976 respectively (June 30, 2016: $600 and $643 loss respectively). The equity income pick up from Minera Juanicipio is a result of the strengthening of the Mexican Peso relative to the US$, and the Company’s related 44% share of an exchange gain and a deferred tax recovery recognized in Minera Juanicipio. The Company also recorded a deferred tax recovery of $589 for the six months ended June 30, 2017 (June 30, 2016: $795 deferred tax expense) related to the reversal of the deferred tax liability that was set up at December 31, 2016 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo Plc (56%) and is located in the Fresnillo Silver District in Mexico, the world’s premier silver mining camp.  We are presently developing the underground infrastructure on the property, with the operational expertise of our joint venture partner, Fresnillo plc, to support an expected 4,000 tonnes per day mining operation.  As well, we have an expanded exploration program in place investigating other highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of

MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE AMERICAN has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html